

October 22, 2010

Dr. Larry Wilson
CMONEY, INC.
One Sugar Creek Center Blvd, 5th Floor
Sugar Land, Texas 77478

   Re: CMoney, Inc.
      Item 4.01 Form 8-K
      Filed September 21, 2010
      File No. 333-145743

      and

      Item 4.02 Form 8-K
      Filed September 21, 2010
      File No. 333-145743

Dear Dr. Wilson:

   We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Beverly A. Singleton
           Staff Accountant